Barbara L. Borden	VIA EDGAR

+1 858 550 6064

bordenbl@cooley.com

February 26, 2021

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Viela Bio, Inc.

Schedule TO-T filed February 12, 2021 by Teiripic Merger Sub, Inc., Horizon Therapeutics USA, Inc., and Horizon Therapeutics Public Limited Company

File No. 005-91167

Dear Mr. Duchovny:

On behalf of Teiripic Merger Sub, Inc. (“Purchaser”), Horizon Therapeutics USA, Inc. (“Parent”) and Horizon Therapeutics plc (“Ultimate Parent” and, together with Purchaser and Parent, the “Filing Persons”), we acknowledge receipt of the comment letter, dated February 23, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the above-captioned Schedule TO-T (the “Schedule TO”). We submit this letter on behalf of the Filing Persons in response to the Comment Letter. For ease of reference, we have reproduced the Staff’s comments in italicized type below followed by the Filing Persons’ response.

Concurrently with this letter, the Filing Persons are filing Amendment No. 2 to the Schedule TO-T (“Amendment No. 2”), which reflects revisions made to the Schedule TO-T in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in the Schedule TO-T. Capitalized terms used but not defined herein have the meaning given to such terms in the Offer to Purchase, dated February 12, 2021 (as amended, the “Offer to Purchase”), which is included as Exhibit (a)(1)(i) to the Schedule TO.

Schedule TO-T

1.	We note your request for confidential treatment in connection with Exhibits (b)(1) and (b)(2). Comments, if any, will be issued in a separate letter.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment. The Filing Persons redacted the commitment letter on the basis of Item 601(b)(2)(i) of Regulation S-K because the redacted terms would likely cause competitive harm during the syndication of the new incremental senior credit facility and were not considered by the Filing Persons to be material. The Filing Persons have completed the pricing of the new incremental senior credit facility and have added disclosure regarding the facility, including the interest rate. The Filing Persons believe that the redacted items are immaterial as they will not apply to the new incremental senior credit facility and would cause potential competitive harm for future financing transactions.

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Daniel F. Duchovny, Special Counsel

February 26, 2021

Page Two

2.	Please revise your exhibit index to mark Exhibit (b)(1) as subject to your confidential treatment request.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised the exhibit index to mark Exhibit (b)(1) as subject to confidential treatment request.

3.

We note that the bidders entered into tender and support agreements with approximately ten securityholders with respect to the tender of approximately 54% of the shares. Please provide us with your detailed legal analysis explaining why you do not believe that the negotiation and execution of the tender and support agreement constituted a tender offer subject to Regulations 14D and 14E.

Response:

The Filing Persons believe that the negotiation and execution of the Tender Agreements did not constitute a tender offer subject to Regulations 14D and 14E (collectively, the “Tender Regulations”) because (i) each of the agreements constituted a privately negotiated transaction and (ii) were consistent with the SEC’s guidance on support agreements in connection with business combinations. Each of the Tender Agreements were executed with entity stockholders who have representatives on the board of directors of the Company and hold significant equity stakes in the Company or were individual members of the board of directors of the Company, including the representatives of the significant stockholders. The negotiations were conducted privately and confidentially primarily through counsel for the Company.

The Tender Agreements constitute a privately negotiated transaction

The Tender Regulations were promulgated pursuant to amendments to the Exchange Act embodied in the Williams Act. Neither the Williams Act nor the Tender Regulations define the term “tender offer.” As a result, whether or not a particular transaction constitutes a tender offer must be determined in light of the specific facts and circumstances presented and policy objectives of the Williams Act.

The court in Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979) held that the Tender Regulations do not apply to privately negotiated transactions, noting that “Senator Williams concluded that requiring disclosure only after the privately negotiated . . . transaction has been consummated ‘avoids upsetting the free and open auction market where buyer and seller normally do not disclose the extent of their interest and avoids prematurely disclosing the terms of privately negotiated transactions.’” Id. at 818.

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Daniel F. Duchovny, Special Counsel

February 26, 2021

Page Three

In considering how to best determine whether a particular transaction is or is not a tender offer subject to the Tender Regulations, the court in Hanson Trust Plc v. SCM Corporation, 774 F.2d 47 (2d Cir. 1985) stated that it would be guided by the principle followed by the Supreme Court in deciding what transactions fall within the private offering exemption provided by Sec. 4(1) of the Securities Act of 1933 and would be guided by the Second Circuit’s decision in Kennecott Copper. The Hanson court stated as follows: “That principle is simply to look to the statutory purpose. In S.E.C. v. Ralston Purina Co., 345 U.S. 119, 73 S.Ct. 981, 97 L.Ed. 1494 (1953), the Court stated, “the applicability of Sec. 4(1) should turn on whether the particular class of persons affected need the protection of the Act. An offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering.’” Id. at 125, 73 S.Ct. at 984. Similarly, since the purpose of Sec. 14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a “tender offer” within the meaning of Sec. 14(d) turns on whether, viewing the transaction in the light of the totality of circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of that statute are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.”

The Filing Persons believe that a Hanson analysis supports their conclusion that the negotiation and execution of the Tender Agreements did not constitute a tender offer. As discussed below, the securityholder parties to the Tender Agreements had significant positions or relationships with the Company such that they did not lack information needed to make a carefully considered appraisal of the transactions contemplated by the Tender Agreements, were able to fend for themselves in relation to the Tender Agreements and did not need the protection of the Williams Act in relation to the Tender Agreements. All of the entity parties to the Tender Agreements held five percent or more of the Company’s stock or had a representative on the board of directors of the Company. The individual parties all were members of the board of directors of the Company and, other than the CEO, were representatives of the entity parties. The Filing Persons believe that each of these securityholders is well-versed in the Company’s business, prospects, financial condition and results of operations. In addition, each of these securityholders knew the identity of the Filing Persons, the other securityholder parties to the Tender Agreements and specific terms and conditions of the Offer and the Merger as set forth in the Merger Agreement, including the absence of any financing condition and Parent’s and Purchaser’s representation and warranty regarding their ability to pay all fees and expenses required to be paid by Parent and/or Purchaser in connection with the debt financing and to pay all amounts required to be paid by Parent and/or Purchaser in connection with the consummation of the transactions contemplated by the Merger Agreement, as well as the objective and commitment of the Filing Persons to acquire all of the equity interests in the Company. Furthermore, the Filing Persons believe that these securityholders had ample time to consider the transactions contemplated by the Tender Agreements.

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Daniel F. Duchovny, Special Counsel

February 26, 2021

Page Four

In sum, the Filing Persons believe that the securityholder parties to the Tender Agreements were not “pressured, confused or ill-informed” with respect to the terms thereof or the transactions contemplated thereby, and that the hypothetical availability to them of the Schedule TO and the Offer to Purchase prior to their entry into the Tender Agreements would not have provided them with additional information that they would have considered to be important and to have significantly altered the total mix of information otherwise available to them.

Although the Filing Persons believe that the Wellman eight-factor test for whether there is a public tender offer is not applicable to the Tender Agreements, they note that consideration of the Wellman factors would nonetheless support their conclusion that the Tender Agreements did not constitute a tender offer. In particular, the Filing Persons note that:

•

There was no active and widespread solicitation of public stockholders. To the contrary, only 11 securityholders (seven if the entities affiliated with directors or executive officers of the Company are not counted separately from such directors or officers), each of whom had a significant relationship to the Company or one or more of its directors or executive officers, were asked to execute the Tender Agreements.

•

No arrangement was made with the securityholder counterparties until the board of directors of the Company negotiated the terms of the Merger Agreement and authorized the execution and delivery of the Merger Agreement.

•	The Filing Persons did not subject any of the securityholder parties to the Tender Agreements to pressure to sell his, her or its Shares.

•

There was no public announcement regarding the Filing Persons’ proposed purchase of the Shares and the subsequent merger of the Company with and into Purchaser prior to the execution of the Tender Agreements.

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Daniel F. Duchovny, Special Counsel

February 26, 2021

Page Five

Each of the factors listed above is clearly distinguishable from those presented to the Wellman court. And, although the “offer” made to the securityholder parties to the Tender and Support Agreement related to a substantial percentage of the Shares on a fully diluted basis, involved a significant premium to historical trading prices and was conditioned upon a substantial percentage of the Shares being subject to the Tender and Support Agreement, these additional factors do not lead to a conclusion that the Tender and Support Agreement constituted a tender offer. See Hanson, 774 F.2d at 57 (“[I]n any given case a solicitation may constitute a tender offer even though some of the eight factors are absent or, when many factors are present, the solicitation may nevertheless not amount to a tender offer because the missing factors outweigh those present”) and Crane Co. v. Harsco Corp., 511 F. Supp. 294, 302-03 (D. Del. 1981) (“These factors are not of equal significance; courts have emphasized that pressure on stockholders to decide whether to sell is the primary characteristic of a tender offer”). To the contrary, the percentage of the Shares on a fully diluted basis subject to the Tender Agreements was a function of the highly concentrated ownership of the Company by its insiders, and the attractiveness of the premium to historical trading prices cannot reasonably be viewed under the circumstances presented as creating “pressure” on the securityholder signatories in light of the extended period of time over which the “offer” price was negotiated.

The SEC has provided guidance that tender and support agreements in connection with merger transactions are acceptable under these circumstances

The Staff has provided guidance in Compliance and Disclosure Interpretations (“C&DI”) 239.13 allowing an acquiring company to seek commitments from management and principal securityholders of a target company to vote in favor of a business combination transaction:

Recognizing the legitimate business reasons for seeking lock-up agreements in the course of business combination transactions, the Staff has not objected to the registration of offers and sales where lock-up agreements have been signed in the following circumstances:

•

the lock-up agreements involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

•	the persons signing the lock-up agreements collectively own less than 100% of the voting equity of the target; and

•	votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

Here, the securityholder signatories only consisted of executive officers, directors, affiliates and holders of 5% or more of the voting equity securities of the Company, who collectively held approximately 54% of the voting equity of the Company, satisfying the first two prongs set forth above. Although no separate vote of the non-securityholder signatories will be solicited following the consummation of the Offer, the securityholder signatories have not delivered any written consents approving the business combination transaction except in their capacities members of the board of directors, as applicable, and no such vote is required pursuant to Section 251(h) of the Delaware General Corporation Law, under which the Merger will be effected pursuant to the Merger Agreement.

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Daniel F. Duchovny, Special Counsel

February 26, 2021

Page Six

4.

On a related matter, we note that the negotiation of the tender and support agreements began on November 20, 2020, at a time when the negotiation of the merger agreement was ongoing and significant terms had not yet been agreed. We also note that each counterparty to these agreements was and is a director and/or significant securityholder with a representative on the board of the company. Provide us with your detailed legal analysis of your apparent conclusion that Rule 13e-3 does not apply to the transaction.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that prior to entry into the Merger Agreement, the Filing Persons and the Company, together with the assistance of their respective counsel, considered the applicability of Rule 13e-3 (“Rule 13e-3”) under Exchange Act to the transaction. After careful consideration of the applicability of Rule 13e-3, including without limitation the Staff’s guidance in C&DI: Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 201.01, 201.05 and 201.06, the Filing Persons and the Company concluded that the Merger is not a “going private transaction” subject to Rule 13e-3 and Schedule 13E-3 under the Exchange Act because the Principal Signatories (i) are not affiliates of the Filing Persons, (ii) should not be deemed to be “engaged in” the transaction, and (iii) the proposed Merger and Tender Agreements resulted from arm’s length negotiations between the Filing Persons, Principal Signatories, the Company and the Company’s financial advisor. The Company’s analysis is more fully described below.

The Principal Signatories and the Company are not affiliates of the Filing Persons

Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Rule 12b-2 under the Exchange Act defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. It is generally understood that beneficial ownership above 10% or more of a class of voting securities or having a right to appoint a director to a company’s board of directors requires special scrutiny of the facts and circumstances of the relationship to determine whether or not a person is an affiliate.

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Daniel F. Duchovny, Special Counsel

February 26, 2021

Page Seven

To the knowledge of the Filing Persons, as of January 31, 2021, the date the Merger Agreement was entered, and during the three years prior to the execution of the Merger Agreement, the Principal Signatories and the Company did not own, beneficially or otherwise, any shares of the Filing Persons’ capital stock or any contracts or obligations convertible into or exercisable or exchangeable for shares of the Filing Persons’ capital stock. Similarly, prior to the signing of the Merger Agreement, the Principal Signatories and the Company did not have the right to appoint any member(s) of the Filing Persons’ boards of directors or otherwise direct or cause the direction of the management and policies of the Filing Persons. For the foregoing reasons, the Filing Persons have determined that the Principal Signatories and the Company are not “affiliates” of any Filing Person.

The Principal Signatories do not control the Filing Persons in a manner that would cause them to be deemed to be “Engaged” in the transaction

As stated in C&DI 201.05, in situations where parties ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2, Rule 13e-3 may apply because the acquiring parties could be deemed to be an affiliate “engaged” in the Rule 13e-3 transaction. In this case, the Principal Signatories should not be considered to be “engaged” in the transaction because they will hold no equity of the Filing Persons (unless purchased on the public market on their own account), do not occupy seats on the respective boards of the Filing Persons or senior management positions. Although certain of the management of the Company may enter into consulting agreements with the Filing Persons in order to facilitate the post-closing integration of the Company, no such agreements are guaranteed nor do they propose to retain such signatories in senior management positions at the Company or to elevate them to senior management positions of the acquirer. For these reasons, the Principal Signatories are not “Engaged In” the transaction and, therefore, not subject to Rule 13e-3.

Entry into the Tender Agreements was the of arm’s length negotiations with an unaffiliated third party

The entry into the Tender Agreements between the Filings Persons and Principal Signatories was the result of arm’s length negotiations that were conducted primarily through counsel for the Company who interfaced directly with counsel of Principal Signatories. Each of (i) AstraZeneca, (ii) 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P., (iii) Boundless Meadow Limited and Boyu Capital Opportunities Master Fund, and (iv) HBM Healthcare Investments (Cayman) Ltd. (together, the “Funds”) and their respective counsel, negotiated the form of Tender Agreement separately. Additionally, the remaining board members of the Company that are not affiliated with the Funds and also held Shares, executed the form of Tender Agreement that resulted from these extensive negotiations.

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Daniel F. Duchovny, Special Counsel

February 26, 2021

Page Eight

The Merger was a result of arm’s length negotiations with an unaffiliated third party

The Merger was the result of arm’s length negotiations between the Filing Persons and the Company, an unaffiliated party. As disclosed in the “Background of the Merger” section of the Offer to Purchase, following Ultimate Parent’s initial expression of interest in acquiring the Company, the Company and Ultimate Parent engaged in extensive negotiation resulting in the offer price increasing from $44.00 per Share to the $53.00 per Share. According to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), filed February 12, 2021, the Company engaged Goldman Sachs & Co. LLC (“Goldman Sachs”) to serve as its financial advisor and pursued a “process of outreach to biopharmaceutical companies to solicit interest in partnering with the Company, with a focus on broad strategic partnerships to develop one or more product candidates in the Company’s pipeline.” The Schedule 14D-9 also describes the outreach conducted by the Company in order to obtain better deal terms, including that Goldman Sachs contacted 8 potential counterparties, the Company executed confidentiality agreements with five counterparties, and conducted management presentations and telephone calls with these parties. None of the Principal Signatories other than the CEO of the Company engaged with the Filing Persons in any of the negotiations. Accordingly, the proposed Merger is the product of a sales process and arm’s length negotiation controlled at all times by the Company, its board of directors and financial advisors (none of which are affiliated with the Filing Persons).

Offer to Purchase

Source and Amount of Funds, page 24

5.	Please provide all of the disclosure required by Item 1007(d) of Regulation M-A with respect to the debt financing.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and the final full paragraph on page 24 under the section entitled “Source and Amount of Funds—Debt Financing” of the Offer to Purchase will be amended to read as follows:

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Daniel F. Duchovny, Special Counsel

February 26, 2021

Page Nine

Pursuant to the Debt Commitment Letter, the Commitment Parties have provided several but not joint commitments to provide $1.60 billion of senior secured term loans (the “Incremental Term Loans”), the proceeds of which, in addition to a portion of Parent’s existing cash on hand, would be used to pay the Offer Price, as well as any fees and expenses in connection with any of the foregoing. The commitments to provide the term loans are subject to certain conditions, including the negotiation of definitive documentation for the term loans and other customary closing conditions consistent with the Merger Agreement. Parent will pay customary fees and expenses in connection with obtaining the Debt Commitment Letter and the term loans and has agreed to indemnify the lenders if certain losses are incurred by the lenders in connection therewith. Pursuant to the Debt Commitment Letter, the Effective Time may not occur before March 8, 2021.

The Incremental Term Loans will be issued as a new tranche of term loans under the Parent’s existing credit agreement, dated as of May 7, 2015, by and among the Parent, as borrower, the Ultimate Parent and certain of its subsidiaries as guarantors, the lenders party thereto from time to time and Citibank, N.A., as administrative agent and collateral agent, as amended by Amendment No. 1, dated as of October 25, 2016, Amendment No. 2, dated March 29, 2017, Amendment No. 3, dated October 23, 2017, Amendment No. 4, dated October 19, 2018, Amendment No. 5, dated March 11, 2019, Amendment No. 6, dated May 22, 2019, Amendment No. 7, dated December 18, 2019 and the Incremental Amendment and Joinder Agreement, dated as of August 17, 2020 (the “Credit Agreement”).

The Incremental Term Loans are expected to bear interest at a rate, at the Parent’s option, equal to the London Inter-Bank Offered Rate (“LIBOR”), plus 2.00% per annum (subject to a 0.50% LIBOR floor) or the adjusted base rate plus 1.00% per annum, with a step-down to LIBOR plus 1.75% per annum or the adjusted base rate plus 0.75% per annum at the time the Ultimate Parent’s leverage ratio is less than or equal to 2.00 to 1.00. The adjusted base rate is defined as the greatest of (a) LIBOR (using one-month interest period) plus 1.00%, (b) the prime rate, (c) the federal funds rate plus 0.50%, and (d) 1.00%. The Incremental Term Loans will have a maturity date of seven years from the date of incurrence.

The obligations under the Credit Agreement (including obligations in respect of the Incremental Term Loans) and any swap obligations and cash management obligations owing to a lender (or an affiliate of a lender) are guaranteed by the Ultimate Parent and each of the Ultimate Parent’s existing and subsequently acquired or formed direct and indirect subsidiaries (including the Company and its subsidiaries) (other than certain immaterial subsidiaries, subsidiaries whose guarantee would result in material adverse tax consequences and subsidiaries

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Daniel F. Duchovny, Special Counsel

February 26, 2021

Page Ten

whose guarantee is prohibited by applicable law). The obligations under the Credit Agreement (including obligations in respect of the Incremental Term Loans) and any related swap and cash management obligations are secured, subject to customary permitted liens and other agreed upon exceptions, by a perfected security interest in (i) all tangible and intangible assets of the Parent and the guarantors, except for certain customary excluded assets, and (ii) all of the capital stock owned by the Parent and guarantors thereunder (limited, in the case of the stock of certain non-U.S. subsidiaries of the Parent, to 65% of the capital stock of such subsidiaries).

Conditions of the Offer, page 53

6.

We note the disclosure in the penultimate paragraph of this section relating to the bidders’ failure to exercise any of the rights described in this section and the reference to a specific event potentially triggering more than one condition. This language suggests that if a condition is triggered and a bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to securityholders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and confirm the bidders’ understanding on both points.

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Daniel F. Duchovny, Special Counsel

February 26, 2021

Page Eleven

The Filing Persons confirm that they will comply with Rule 14d-4(d), and direct the Staff’s attention to the statement set forth on page 14 of the Offer to Purchase: “If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.”

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Daniel F. Duchovny, Special Counsel

February 26, 2021

Page Twelve

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (858) 550-6064.

Sincerely,

/s/ Barbara L. Borden

Barbara L. Borden

cc:    Brian Beeler, Horizon Therapeutics plc

Alex Silverberg, Horizon Therapeutics plc

Rama Padmanabhan, Cooley LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM